UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND

AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Garrett Motion Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

366505105

(CUSIP Number)

Todd E. Molz

General Counsel, Chief Administrative Officer & Managing Director

Oaktree Capital Group Holdings GP, LLC

333 South Grand Avenue, 28th Floor

Los Angeles California 90071

(213) 830-6300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 25, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 25 Pages

Exhibit Index Appears on Page 22

SCHEDULE 13D

CUSIP No. 366505105	Page 2 of 25 Pages

1	Name of reporting persons. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Oaktree Value Opportunities Fund Holdings, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO (See Item 3)
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7	Sole voting power 718,622 (1)
	8	Shared voting power None
	9	Sole dispositive power 718,622 (1)
	10	Shared dispositive power None

11	Aggregate amount beneficially owned by each reporting person 718,622 (1)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.95% (2)
14	Type of reporting person (see instructions) PN

(1)	In its capacity as the direct owner of 718,622 shares of common stock, par value $0.001 per share of the Company (“Common Stock”).
(2)

All calculations of percentage ownership herein are based on a total of 75,635,938 shares of Common Stock issued and outstanding as of July 27, 2020, as reported on the Form 10-Q filed with the SEC by the Company on July 30, 2020.

SCHEDULE 13D

CUSIP No. 366505105	Page 3 of 25 Pages

1	Name of reporting persons. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Oaktree Value Opportunities Fund GP, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) Not applicable
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands

Number of shares beneficially owned by each reporting person with	7	Sole voting power 718,622 (1)
	8	Shared voting power None
	9	Sole dispositive power 718,622 (1)
	10	Shared dispositive power None

11	Aggregate amount beneficially owned by each reporting person 718,622 (1)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.95%
14	Type of reporting person (see instructions) PN

(1)	Solely in its capacity as the general partner of Oaktree Value Opportunities Fund Holdings, L.P.

SCHEDULE 13D

CUSIP No. 366505105	Page 4 of 25 Pages

1	Name of reporting persons. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Oaktree Value Opportunities Fund GP Ltd.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) Not applicable
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands

Number of shares beneficially owned by each reporting person with	7	Sole voting power 718,622 (1)
	8	Shared voting power None
	9	Sole dispositive power 718,622 (1)
	10	Shared dispositive power None

11	Aggregate amount beneficially owned by each reporting person 718,622 (1)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.95%
14	Type of reporting person (see instructions) OO

(1)	Solely in its capacity as the general partner of Oaktree Value Opportunities Fund GP, L.P.

SCHEDULE 13D

CUSIP No. 366505105	Page 5 of 25 Pages

1	Name of reporting persons. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Oaktree Opportunities Fund Xb Holdings (Delaware), L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO (See Item 3)
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7	Sole voting power 2,874,489 (1)
	8	Shared voting power None
	9	Sole dispositive power 2,874,489 (1)
	10	Shared dispositive power None

11	Aggregate amount beneficially owned by each reporting person 2,874,489 (1)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 3.8%
14	Type of reporting person (see instructions) PN

(1)	In its capacity as the direct owner of 2,874,489 shares of Common Stock.

SCHEDULE 13D

CUSIP No. 366505105	Page 6 of 25 Pages

1	Name of reporting persons. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Oaktree Fund GP, LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) Not applicable
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7	Sole voting power 2,874,489 (1)
	8	Shared voting power None
	9	Sole dispositive power 2,874,489 (1)
	10	Shared dispositive power None

11	Aggregate amount beneficially owned by each reporting person 2,874,489 (1)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 3.8%
14	Type of reporting person (see instructions) PN

(1)	Solely in its capacity as the general partner of Oaktree Opportunities Fund Xb Holdings (Delaware), L.P.

SCHEDULE 13D

CUSIP No. 366505105	Page 7 of 25 Pages

1	Name of reporting persons. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Oaktree Fund GP I, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) Not applicable
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7	Sole voting power 3,593,111 (1)
	8	Shared voting power None
	9	Sole dispositive power 3,593,111 (1)
	10	Shared dispositive power None

11	Aggregate amount beneficially owned by each reporting person 3,593,111 (1)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 4.75%
14	Type of reporting person (see instructions) PN

(1)	Solely in its capacity as the managing member of Oaktree Fund GP, LLC and the sole shareholder of Oaktree Value Opportunities Fund GP Ltd.

SCHEDULE 13D

CUSIP No. 366505105	Page 8 of 25 Pages

1	Name of reporting persons. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Oaktree Capital I, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) Not applicable
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7	Sole voting power 3,593,111 (1)
	8	Shared voting power None
	9	Sole dispositive power 3,593,111 (1)
	10	Shared dispositive power None

11	Aggregate amount beneficially owned by each reporting person 3,593,111 (1)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 4.75%
14	Type of reporting person (see instructions) PN

(1)	Solely in its capacity as the general partner of Oaktree Fund GP I, L.P.

SCHEDULE 13D

CUSIP No. 366505105	Page 9 of 25 Pages

1	Name of reporting persons. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) OCM Holdings I, LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) Not applicable
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7	Sole voting power 3,593,111 (1)
	8	Shared voting power None
	9	Sole dispositive power 3,593,111 (1)
	10	Shared dispositive power None

11	Aggregate amount beneficially owned by each reporting person 3,593,111 (1)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 4.75%
14	Type of reporting person (see instructions) PN

(1)	Solely in its capacity as the general partner of Oaktree Capital I, L.P.

SCHEDULE 13D

CUSIP No. 366505105	Page 10 of 25 Pages

1	Name of reporting persons. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Oaktree Holdings, LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) Not applicable
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7	Sole voting power 3,593,111 (1)
	8	Shared voting power None
	9	Sole dispositive power 3,593,111 (1)
	10	Shared dispositive power None

11	Aggregate amount beneficially owned by each reporting person 3,593,111 (1)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 4.75%
14	Type of reporting person (see instructions) PN

(1)	Solely in its capacity as the managing member of OCM Holdings I, LLC.

SCHEDULE 13D

CUSIP No. 366505105	Page 11 of 25 Pages

1	Name of reporting persons. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Oaktree Capital Management, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) Not applicable
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7	Sole voting power 718,622 (1)
	8	Shared voting power None
	9	Sole dispositive power 718,622 (1)
	10	Shared dispositive power None

11	Aggregate amount beneficially owned by each reporting person 718,622 (1)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.95%
14	Type of reporting person (see instructions) OO

(1)	Solely in its capacity as the sole director of Oaktree Value Opportunities Fund GP Ltd.

SCHEDULE 13D

CUSIP No. 366505105	Page 12 of 25 Pages

1	Name of reporting persons. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Oaktree Capital Management GP, LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) Not applicable
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7	Sole voting power 718,622 (1)
	8	Shared voting power None
	9	Sole dispositive power 718,622 (1)
	10	Shared dispositive power None

11	Aggregate amount beneficially owned by each reporting person 718,622 (1)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.95%
14	Type of reporting person (see instructions) OO

(1)	Solely in its capacity as the general partner of Oaktree Capital Management, L.P.

SCHEDULE 13D

CUSIP No. 366505105	Page 13 of 25 Pages

1	Name of reporting persons. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Atlas OCM Holdings, LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) Not applicable
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7	Sole voting power 718,622 (1)
	8	Shared voting power None
	9	Sole dispositive power 718,622 (1)
	10	Shared dispositive power None

11	Aggregate amount beneficially owned by each reporting person 718,622 (1)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.95%
14	Type of reporting person (see instructions) OO

(1)	Solely in its capacity as the sole managing member of Oaktree Capital Management GP, LLC.

SCHEDULE 13D

CUSIP No. 366505105	Page 14 of 25 Pages

1	Name of reporting persons. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Oaktree Capital Group, LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) Not applicable
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7	Sole voting power 3,593,111 (1)
	8	Shared voting power None
	9	Sole dispositive power 3,593,111 (1)
	10	Shared dispositive power None

11	Aggregate amount beneficially owned by each reporting person 3,593,111 (1)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 4.75%
14	Type of reporting person (see instructions) OO

(1)	Solely in its capacity as the managing member of Oaktree Holdings, LLC.

SCHEDULE 13D

CUSIP No. 366505105	Page 15 of 25 Pages

1	Name of reporting persons. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Oaktree Capital Group Holdings GP, LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) Not applicable
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7	Sole voting power 3,593,111 (1)
	8	Shared voting power None
	9	Sole dispositive power 3,593,111 (1)
	10	Shared dispositive power None

11	Aggregate amount beneficially owned by each reporting person 3,593,111 (1)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 4.75%
14	Type of reporting person (see instructions) OO

(1)	Solely in its capacity as the indirect owner of the class B units of each of Oaktree Capital Group, LLC and Atlas OCM Holdings, LLC.

SCHEDULE 13D

CUSIP No. 366505105	Page 16 of 25 Pages

1	Name of reporting persons. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Brookfield Asset Management Inc.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) Not applicable
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Ontario, Canada

Number of shares beneficially owned by each reporting person with	7	Sole voting power 3,593,111 (1)
	8	Shared voting power None
	9	Sole dispositive power 3,593,111 (1)
	10	Shared dispositive power None

11	Aggregate amount beneficially owned by each reporting person 3,593,111 (1)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 4.75%
14	Type of reporting person (see instructions) HC

(1)	Solely in its capacity as the indirect owner of the class A units of each of Oaktree Capital Group, LLC and Atlas OCM Holdings, LLC.

SCHEDULE 13D

CUSIP No. 366505105	Page 17 of 25 Pages

1	Name of reporting persons. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Partners Limited
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) Not applicable
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Ontario, Canada

Number of shares beneficially owned by each reporting person with	7	Sole voting power 3,593,111 (1)
	8	Shared voting power None
	9	Sole dispositive power 3,593,111 (1)
	10	Shared dispositive power None

11	Aggregate amount beneficially owned by each reporting person 3,593,111 (1)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 4.75%
14	Type of reporting person (see instructions) HC

(1)	Solely in its capacity as the sole owner of Class B Limited Voting Shares of Brookfield Asset Management, Inc.

Page 18 of 25 Pages

Item 1.	Security and Issuer.

The class of equity securities to which this Schedule 13D relates is common stock, par value $0.001 per share (the “Common Stock”), of Garrett Motion Inc., a Delaware corporation (the “Company”), which has its principal executive office at La Pièce 16 Rolle, Switzerland.

Item 2.	Identity and Background.

(a)-(c), (f)

This Schedule 13D is filed as joint statement pursuant to Rule 13d-1(k) under the Act by each of the following persons (collectively, the “Reporting Persons”):

1)

Oaktree Value Opportunities Fund Holdings, L.P., a Delaware limited partnership (“VOF Holdings”), whose principal business is to invest in a wide range of distressed debt securities and loans with an emphasis on more liquid positions across various sectors, in its capacity as the direct owner of 718,622 shares of Common Stock;

2)

Oaktree Value Opportunities Fund GP, L.P., a Cayman Islands limited partnership (“VOF GP”), whose principal business is to serve as, and perform the functions of, the general partner of VOF Holdings, in its capacity as such;

3)

Oaktree Value Opportunities Fund GP Ltd., a Cayman Islands exempted company (“VOF GP Ltd.”), whose principal business is to serve as, and perform the functions of, the general partner of the VOF GP, in its capacity as such;

4)

Oaktree Opportunities Fund Xb Holdings (Delaware), L.P., a Delaware limited partnership (“Xb Holdings), whose principal business is to act as a special purpose holding vehicle for securities, loans, private equity and other assets with a focus on distressed opportunities, in its capacity as the direct owner of 2,874,489 shares of Common Stock;

5)

Oaktree Fund GP, LLC, a Delaware limited liability company (“Fund GP”), whose principal business is to serve as, and perform the functions of, the general partner of Xb Holdings, in its capacity as such;

6)

Oaktree Fund GP I, L.P., a Delaware limited partnership (“GP I”), whose principal business is to (i) serve as, and perform the functions of, the general partner of certain investment funds or to serve as, and perform the functions of, the managing member of the general partner of certain investment funds or (ii) to act as the sole shareholder of certain controlling entities of certain investment funds; in its capacity as the managing member of Fund GP and the sole shareholder of VOF GP Ltd.;

7)	Oaktree Capital I, L.P., a Delaware limited partnership (“Capital I”), whose principal business is to serve as, and perform the functions of, the general partner of GP I, in its capacity as such;

8)

OCM Holdings I, LLC, a Delaware limited liability company (“Holdings I”), whose principal business is to serve as, and perform the functions of, the general partner of Capital I and to hold limited partnership interests in Capital I, in its capacity as such;

9)

Oaktree Holdings, LLC, a Delaware limited liability company (“Holdings”), whose principal business is to serve as, and perform the functions of, the managing member of Holdings I, in its capacity as such;

10)

Oaktree Capital Management, L.P., a Delaware limited partnership (“Management”), whose principal business is to provide investment advisory services to investment funds and accounts, in its capacity as the sole director of VOF GP Ltd.;

11)

Oaktree Capital Management GP, LLC, a Delaware limited liability company (“Management GP”), whose principal business is to serve as, and perform the functions of, the general partner of Management, in its capacity as such;

Page 19 of 25 Pages

12)	Atlas OCM Holdings LLC, a Delaware limited liability company (“Atlas”), whose principal business is to serve as, and perform the functions of, the manager of Management GP, in its capacity as such;

13)

Oaktree Capital Group, LLC, a Delaware limited liability company (“OCG”), whose principal business is to act as the holding company and controlling entity of each of the general partner and investment adviser of certain investment funds and separately managed accounts, in its capacity as the managing member of Holdings;

14)

Oaktree Capital Group Holdings GP, LLC, a Delaware limited liability company (“OCGH GP”), whose principal business is to serve as, and perform the functions of, the indirect owner of the class B units of each of OCG and Atlas, in its capacity as such;

15)

Brookfield Asset Management Inc., a Canadian corporation (“BAM”), a Canadian corporation, in its capacity as the indirect owner of the class A units of each of OCG and Atlas, in its capacity as such; and

16)	Partners Limited, a Canadian corporation (“Partners”), a Canadian corporation, in its capacity as the sole owner of Class B Limited Voting Shares of BAM, in its capacity as such.

Set forth in the attached Annex A is a listing of the directors, executive officers, investment managers, managers, members and general partners, as applicable, of each Reporting Person (collectively, the “Covered Persons”) and is incorporated by reference. Except as set forth in Annex A, each of the Covered Persons that is a natural person is a United States citizen.

The principal business address of each of the Reporting Persons and each Covered Person is 333 S. Grand Avenue, 28th Floor, Los Angeles, CA 90071.

(d) – (e) During the last five years, none of the Reporting Persons, or to the best of their knowledge, any Covered Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

As described in Item 4, each of the Reporting Persons and the Other Shareholder (as defined in Item 4) expressly disclaims that they constitute a “group” for the purposes of Sections 13(d) of the Securities Exchange Act of 1934 (the “Act”) and the rules thereunder. The Other Shareholder has agreed to file a separate statement of beneficial ownership on Schedule 13D pursuant to Rule 13d-1(k)(2) under the Act containing its required information. The Reporting Persons assume no responsibility for the information contained in such Schedule 13D filed by the Other Shareholder.

Item 3.	Source and Amount of Funds or Other Consideration.

During the period of September 25, 2020 through September 30, 2020, VOF Holdings acquired an aggregate 718,622 shares of Common Stock for a total consideration of approximately $1.82 million in open market purchases. During the period of September 25, 2020 through September 30, 2020, Xb Holdings acquired an aggregate of 2,874,489 shares of Common Stock for a total consideration of approximately $7.53 million in open market purchases. The source of funds for such transactions was the capital contributions of the partners of VOF Holdings and Xb Holdings. No borrowed funds were used to purchase such shares of Common Stock.

Item 4.	Purpose of Transaction

On September 20, 2020, the Company and certain of its subsidiaries (collectively, the “Debtors”) commenced proceedings (the “Reorganization”) under chapter 11 of title 11 of the United States Code in the U.S. Bankruptcy Court for the Southern District of New York (the “Bankruptcy Court”). The Company also announced that, in connection with the Reorganization, it had entered into (i) a Restructuring Support Agreement with holders of approximately 61% of the Company’s outstanding senior secured first lien debt and was seeking Bankruptcy Court approval of $250 million in debtor-in-possession financing arranged by Citigroup and (ii) a stalking horse purchase agreement with a third party that is not affiliated with the Reporting Persons, KPS Capital Partners, LP (“KPS”), with respect to a potential purchase of the Company’s business.

Page 20 of 25 Pages

VOF Holdings and Xb Holdings and funds affiliated with Centerbridge Partners, L.P. (the “Other Shareholder”) have provided alternative debtor-in-possession financing proposals to the Debtors. A hearing for the Bankruptcy Court to consider the Debtors’ request for authorization to incur debtor-in-possession financing is currently is set for October 6, 2020, at 10:00 a.m. (prevailing Eastern Time).

The Reporting Persons acquired the shares of Common Stock without knowledge of any actual or planned acquisition by the Other Shareholder for investment purposes and not with the intent of changing or influencing control of the Company. While the Reporting Persons and the Other Shareholder have been in contact in conjunction with the provision of debtor-in- possession financing in connection with the Reorganization, there are no agreements or understandings among the Reporting Persons and the Other Shareholder regarding acquiring, holding, voting or disposing of the shares of Common Stock. Each of the Reporting Persons and the Other Shareholder expressly disclaims that they constitute a “group” for the purposes of Sections 13(d) of the Act and the rules thereunder, and the filing of this statement is made in light of and to provide transparency with respect to the debtor-in-possession efforts and should not be construed to be an admission that any of the Reporting Persons and the Other Shareholder are members of a “group” for the purposes of Sections 13(d) of the Act.

Based on information provided by the Other Shareholder, the Reporting Persons believe the Reporting Persons’ holdings, if taken with what the Reporting Persons currently understand to be the holdings of the Other Shareholder, would represent beneficial ownership in the aggregate 9.23% of the outstanding shares of Common Stock as of the date of this report. Each Reporting Person expressly disclaims beneficial ownership of the shares of Common Stock held by the Other Shareholder.

As of the date of this report, other than as described herein, none of the Reporting Persons and, to the best of their knowledge, the Other Shareholder, has any current plans or proposals which relate to or would result in any of the matters described in Items 4(a)-(j) of Schedule 13D. The Reporting Persons continue to monitor further developments in respect of the Reorganization. In connection therewith, the Reporting Persons may, individually or together with each other or other persons, consider, explore and/or develop plans and/or make proposals (whether preliminary or final and whether individually or together with other parties, including other stakeholders) with respect to, among other things: the Company’s debtor-in-possession financing; the proposed stalking horse purchase agreement from KPS or any other proposals made by other persons and the Company’s proposed plan of reorganization, or possible alternatives to any of the foregoing; and/or the Company’s business or assets.

Each of the Reporting Persons and the Other Shareholder may withdraw from and terminate any ongoing discussions, plans or proposals at any time. At any time, the Reporting Persons may adjust their holdings, as also is possible in the case of the Other Shareholder, in either case, in the open market, in privately negotiated transactions or otherwise.

Item 5.	Interest in Securities of the Issuer.

(a) and (b).

The information contained on the cover page of this Schedule 13D is incorporated by reference. Based on the Form 10-Q filed with the SEC by the Company on July 30, 2020, there were 75,635,938 shares of Common Stock issued and outstanding as of July 27, 2020.

VOF Holdings directly holds 718,622 shares of the Company’s Common Stock, constituting approximately 0.95% of the total issued and outstanding shares of Common Stock and has the sole power to vote and dispose of such shares.

VOF GP, in its capacity as the general partner of VOF Holdings, has the ability to direct the management of VOF Holdings’ business, including the power to vote and dispose of securities held by VOF Holdings; therefore, VOF GP may be deemed to beneficially own the shares of Common Stock held by VOF Holdings.

VOF GP Ltd., in its capacity as the general partner of VOF GP, has the ability to direct the management of VOF GP’s business, including the power to direct the decisions of VOF GP regarding the vote and disposition of securities held by VOF Holdings; therefore, VOF GP Ltd. may be deemed to have indirect beneficial ownership of the shares of Common Stock held by VOF Holdings.

Xb Holdings directly holds 2,874,489 shares of Common Stock, constituting approximately 3.8% of the total issued and outstanding shares of Common Stock and has the sole power to vote and dispose of such shares of Common Stock.

Fund GP, in its capacity as the general partner of Xb Holdings, has the ability to direct the management of Xb Holdings’ business, including the power to vote and dispose of securities held by Xb Holdings; therefore Fund GP may be deemed to beneficially own the shares of Common Stock held by Xb Holdings.

Page 21 of 25 Pages

GP I, in its capacity as the sole shareholder of VOF GP Ltd., has the ability to appoint and remove the directors and direct the management of the business of VOF GP Ltd., including the power to direct the decisions of VOF GP Ltd. regarding the vote and disposition of securities held by VOF Holdings. Additionally, GP I, in its capacity as the managing member of Fund GP, has the ability to direct the management of Fund GP’s business, including the power to direct the decisions of Fund GP regarding the vote and disposition of securities held by Xb Holdings. Therefore, GP I may be deemed to have indirect beneficial ownership of the shares of Common Stock held by VOF Holdings and Xb Holdings.

Capital I, in its capacity as the general partner of GP I, has the ability to direct the management of GP I’s business, including the power to direct the decisions of GP I regarding the vote and disposition of securities held by VOF Holdings and Xb Holdings; therefore, Capital I may be deemed to have indirect beneficial ownership of the shares of Common Stock held by VOF Holdings and Xb Holdings.

Holdings I, in its capacity as the general partner of Capital I, has the ability to direct the management of Capital I’s business, including the power to direct the decisions of Capital I regarding the vote and disposition of securities held by VOF Holdings and Xb Holdings; therefore, Holdings I may be deemed to have indirect beneficial ownership of the shares of Common Stock held by VOF Holdings and Xb Holdings.

Holdings, in its capacity as the managing member of Holdings I, has the ability to direct the management of Holding I’s business, including the power to direct the decisions of Holdings I regarding the vote and disposition of securities held by VOF Holdings and Xb Holdings; therefore, Holdings may be deemed to have indirect beneficial ownership of the Shares held by VOF Holdings and Xb Holdings.

Management, in its capacity as the sole director of VOF GP Ltd., has the ability to direct the management of VOF GP Ltd., including the power to direct the decisions of VOF GP Ltd. regarding the vote and disposition of securities held by VOF Holdings; therefore, Management may be deemed to have indirect beneficial ownership of the shares of Common Stock held by VOF Holdings.

Management GP, in its capacity as the general partner of Management, has the ability to direct the management of Management’s business, including the power to direct the decisions of Management regarding the vote and disposition of securities held by VOF Holdings; therefore, Management GP may be deemed to have indirect beneficial ownership of the shares of Common Stock held by VOF Holdings.

Atlas, in its capacity as the sole managing member of Management GP, has the ability to direct the management of Management GP’s business, including the power to direct the decisions of Management GP regarding the vote and disposition of securities held by VOF GP Ltd.; therefore, Management GP may be deemed to have indirect beneficial ownership of the shares of Common Stock held by VOF Holdings.

OCG, in its capacity as the managing member of Holdings, has the ability to direct the management of Holdings’ business, including the power to direct the decisions of Holdings regarding the vote and disposition of securities held by VOF Holdings and Xb Holdings; therefore, OCG may be deemed to have indirect beneficial ownership of the shares of Common Stock held by VOF Holdings and Xb Holdings.

OCGH GP, in its capacity as the indirect owner of the class B units of each of OCG and Atlas, has the ability to appoint and remove certain directors of OCG and Atlas and, as such, may indirectly control the decisions of OCG and Atlas regarding the vote and disposition of securities held by VOF Holdings and Xb Holdings; therefore, OCGH GP may be deemed to have indirect beneficial ownership of the Shares held by VOF Holdings and Xb Holdings.

BAM, in its capacity as the indirect owner of the class A units of each of OCG and Atlas, has the ability to appoint and remove certain directors of OCG and Atlas and, as such, may indirectly control the decisions of OCG and Atlas regarding the vote and disposition of securities held by VOF Holdings and Xb Holdings; therefore BAM may be deemed to have indirect beneficial ownership of the Shares held by VOF Holdings and Xb Holdings.

Partners, in its capacity as the sole owner of Class B Limited Voting Shares of BAM, has the ability to appoint and remove certain directors of BAM and, as such, may indirectly control the decisions of BAM regarding the vote and disposition of securities held by VOF Holdings and Xb Holdings; therefore Partners may be deemed to have indirect beneficial ownership of the Shares held by VOF Holdings and Xb Holdings.

Page 22 of 25 Pages

With respect to the shares of Common Stock reported herein, each of the Reporting Persons may be deemed to have sole voting and dispositive power or the sole power to direct the vote and disposition of the number of shares of Common Stock which such Reporting Person may be deemed to beneficially own as set forth above.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons, other than VOF Holdings and Xb Holdings, that it is the beneficial owner of any of the shares of Common Stock referred to herein for the purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed by each Reporting Person, other than VOF Holdings and Xb Holdings.

To the actual knowledge of the Reporting Persons, none of the Covered Persons directly owns any shares of Common Stock, other than VOF Holdings and Xb Holdings, who directly owns 3,593,111 shares of Common Stock; provided, however, that because of each Covered Person’s status as an investment manager, manager, general partner, director, executive officer or member of a Reporting Person, a Covered Person may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by such Reporting Person. Each of the Covered Persons expressly disclaims beneficial ownership of the shares of the Common Stock reported herein, and the filing of this Schedule 13D shall not be construed as an admission that any such Covered Person is the beneficial owner of any securities covered by this statement, other than VOF Holdings and Xb Holdings for their directly held shares of Common Stock.

(c)

Other than as set forth in this Schedule 13D, the Reporting Persons had no transactions in the shares of Common Stock by the Reporting Persons during the past 60 days.

(d) and (e)

Not applicable.

Item 6.	Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer.

Each of the Reporting Persons entered in an agreement (the “Joint Filing Agreement”) in which the parties agreed to the joint filing on behalf of each of them statements on Schedule 13D with respect to securities of the Company to the extent required by applicable law. The Joint Filing Agreement is attached as an exhibit hereto and is incorporated by reference herein.

VOF GP and Fund GP, as the general partner of VOF Holdings and Xb Holdings, has a carried interest in VOF Holdings and Xb Holdings, respectively.

Except as described above and herein in this Schedule 13D, there are no other contracts, understandings or relationships (legal or otherwise) among the parties named in Item 2 hereto and between such persons and any person with respect to any of the securities of the Company currently owned by VOF Holdings and Xb Holdings.

Item 7.	Material to be Filed as Exhibits.

The following are filed herewith as Exhibits to this Schedule 13D:

Exhibit	Description

I	A written agreement relating to the filing of the joint acquisition statement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Page 23 of 25 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

DATED: October 5, 2020

OAKTREE VALUE OPPORTUNITIES FUND
HOLDINGS, L.P.

By:	Oaktree Value Opportunities Fund GP, L.P.
Its:	General Partner

By:	Oaktree Value Opportunities Fund GP Ltd.
Its:	General Partner

By:	Oaktree Capital Management, L.P.
Its:	Director

By:	/s/ Henry Orren
Name: Henry Orren
Title:	Vice President

OAKTREE VALUE OPPORTUNITIES FUND
GP, L.P.

By:	Oaktree Value Opportunities Fund GP Ltd.
Its:	General Partner

By:	Oaktree Capital Management, L.P.
Its:	Director

By:	/s/ Henry Orren
Name: Henry Orren
Title:	Vice President

OAKTREE VALUE OPPORTUNITIES FUND
GP LTD.

By:	Oaktree Capital Management, L.P.
Its:	Director

By:	/s/ Henry Orren
Name: Henry Orren
Title:	Vice President

OAKTREE OPPORTUNITIES FUND Xb
HOLDINGS (DELAWARE), L.P.

By:	Oaktree Fund GP, LLC
Its:	General Partner

By:	Oaktree Fund GP I, L.P.
Its:	Managing Member

By:	/s/ Henry Orren
Name: Henry Orren
Title:	Authorized Signatory

Page 24 of 25 Pages

OAKTREE FUND GP, LLC

By:	Oaktree Fund GP I, L.P.
Its:	Managing Member

By:	/s/ Henry Orren
Name: Henry Orren
Title:	Authorized Signatory

OAKTREE FUND GP I, L.P.

By:	/s/ Henry Orren
Name: Henry Orren
Title:	Authorized Signatory

OAKTREE CAPITAL I, L.P.

By:	/s/ Henry Orren
Name: Henry Orren
Title:	Vice President

OCM HOLDINGS I, LLC

By:	/s/ Henry Orren
Name: Henry Orren
Title:	Vice President

OAKTREE HOLDINGS, LLC

By:	/s/ Henry Orren
Name: Henry Orren
Title:	Vice President

OAKTREE CAPITAL MANAGEMENT, L.P.

By:	/s/ Henry Orren
Name: Henry Orren
Title:	Vice President

OAKTREE CAPITAL MANAGEMENT GP, LLC

By:	Atlas OCM Holdings, LLC
Its:	Managing Member

By:	Oaktree New Holdings, LLC
Its:	Member

By:	/s/ Henry Orren
Name: Henry Orren
Title:	Vice President

Page 25 of 25 Pages

ATLAS OCM HOLDINGS, LLC

By:	Oaktree New Holdings, LLC
Its:	Member

By:	/s/ Henry Orren
Name:	Henry Orren
Title:	Vice President

OAKTREE CAPITAL GROUP, LLC

By:	/s/ Henry Orren
Name:	Henry Orren
Title:	Vice President

OAKTREE CAPITAL GROUP HOLDINGS GP,
LLC

By:	/s/ Henry Orren
Name:	Henry Orren
Title:	Vice President

BROOKFIELD ASSET MANAGEMENT INC.

By:	/s/ Justin Beber
Name:	Justin Beber
Title:	Chief Legal Officer

PARTNERS LIMITED

By:	/s/ Brian D. Lawson
Name:	Brian D. Lawson
Title: Director